Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”, “us”) for the three and six months ended September 30, 2010 and provides an update to our annual MD&A dated May 27, 2010 for the fiscal year ended March 31, 2010.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2010.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  This MD&A is dated November 1, 2010.

Effective April 1, 2010, the Company changed its reporting currency from the Canadian dollar to the United States dollar (“U.S. dollar”).  As a result, all comparative information included in the interim consolidated financial statements and referenced in this MD&A is reported in U.S. dollars unless otherwise indicated.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com and set out herein under “Risk Factors”.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (2.0- to 2.4 litre), medium- (5.9- to 8.9 litre), heavy-duty (11- to 16- litre) and high horsepower (>16L) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

Since our founding in 1995, we have focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel.  Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen.  Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine and truck original equipment manufacturers ("OEMs") to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs.  Our strategic partnerships with OEMs provide access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty and heavy-duty as follows:

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Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., serves the medium- to heavy-duty engine markets, ranging from 5.9 to 8.9 litres. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as compressed natural gas (“CNG”) or liquefied natural gas (“LNG”). CWI engines are produced at Cummins plants in the United States, China and India, allowing CWI to leverage Cummins’ global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

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Westport Heavy Duty (“ Westport HD”) serves the heavy-duty engines markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

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Juniper Engines Inc. ("Juniper"), a wholly owned subsidiary of Westport, designs, produces and sells high-performance alternative fuel engines in the sub-5-litre class initially targeting the global CNG and liquefied petroleum gas ("LPG") industrial and light-duty automotive market, with sales and engineering support in North America, Europe and Asia. Juniper’s engines fully integrate multipoint injection ("MPI") technology with Hyundai Motor Company’s 2.4-litre industrial engine platforms. The result is a high-performance, low-emissions solution that offers competitive advantages over incumbent products, including a compact engine package, higher torque and power, and enhanced acceleration and transient response. In the first quarter of 2011, Juniper commenced production shipments to its OEM launch partner, Clark Material Handling Co., and delivered field trial engines in an oilfield application in Canada. In the non-mobile industrial market, Juniper is conducting field tests in stationary oilfield applications and formalizing customer relationships in power generation and agriculture. With the recent acquisition of OMVL S.p.A (“OMVL”), Juniper is entering the light-duty automotive market. OMVL contributes multipoint injection fuel systems, high-volume manufacturing and engineering capabilities. Using these strengths, Juniper will grow through new OEM relationships and continued aftermarket sales.

We have entered into agreements to capitalize on the growth of alternative fuel engines in other geographic markets. In July 2010, we formally invested in Weichai Westport Inc. (“WWI”), an agreement with Westport, Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., to focus on the Chinese market, and In July 2008, we commenced operations of BTIC Westport (“BWI”), a joint venture between Westport and Beijing Tianhai Industry, to focus on tanks to support the Westport HD business. WWI intends to research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy duty trucking, power generation and shipping applications. WWI utilizes Westport’s natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market. BWI combines our core competencies in LNG fuel systems with BTIC’s global cryogenic tank manufacturing capabilities.  The 50:50 joint venture fills a need within the natural gas vehicle industry for more cost-effective, custom-engineered tanks for LNG.

On July 2, 2010, we acquired 100% of the outstanding shares of OMVL and OMVL’s 51% share of Juniper for consideration of $25.7 million.  We paid $17.1 million on closing, and we expect to pay approximately $10.3 million on the third anniversary of the closing date.   As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport and SIT Group of Italy, is now wholly owned by Westport.  We commenced consolidating 100% of the assets, liabilities, revenues and expenses of Juniper and OMVL effective July 2, 2010.

On July 8, 2010, Westport and Volvo Powertrain (“VPT”), a subsidiary of Volvo AB, signed a new agreement defining Westport’s responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also work directly with the Volvo AB brands to help identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. This new agreement is an evolved and expanded relationship, which the Company performs engine development research and development contract services and is paid by VPT as milestones under the agreement are achieved. The Company completed the first milestone during the current quarterly period.

Our consolidated revenue for the three months ended September 30, 2010 was $44.9 million, an increase of $15.9 million, or 54.8%, from $29.0 million in the prior year period.  The increase relates to higher CWI product revenue of $3.7 million from an increase in units delivered, Juniper revenue of $8.4 million as the Company began consolidating Juniper and OMVL from July 2, 2010, and $4.1 million in service revenue relating to our engine development arrangement with VPT, partially offset by a $0.3 million decrease in CWI parts revenue.

For the six months ended September 30, 2010 and 2009, consolidated revenue was $70.4 million and $50.8 million, respectively, an increase of $19.6 million, or 38.6%.  The increase relates primarily to higher CWI product revenue of $6.5 million, Juniper revenue of $8.4 million, VPT service fee revenue of $4.1 million, and parts revenue of $1.2 million, partially offset by a decrease in Westport HD product revenue of $0.6 million.

Our net loss for the three months ended September 30, 2010 was $6.3 million, or a loss of $0.16 per diluted share, compared to a net loss of $8.2 million, or a loss of $0.25 per diluted share, for the three months ended September 30, 2009.  The decrease in net loss relates an increase in our 50% share of CWI net income of $1.7 million, recognition of $4.1 million in service revenue from VPT, net of related research and development costs of $1.3 million, offset by higher Westport HD and corporate sales and marketing expenses of $0.9 million, campaign accruals of $1.2 million and a negative impact from foreign exchange rates as a result of incurring the majority of operating expenses in Canadian dollars of $0.5 million.

For the six months ended September 30, 2010 and 2009, net loss was $14.3 million, or a loss of $0.36 per diluted share, and $16.1 million, or a loss of $0.50 per diluted share, respectively.  The decrease in net loss mainly resulted from an increase in our 50% share of CWI net income of $2.6 million, service revenue net of costs of $2.8 million and higher net income from investments accounted for by the equity method of $0.8 million offset by higher sales and marketing and general and administrative expenses of $3.0 million and a decrease in Westport HD product margin of $1.4 million.

Our cash and short-term investments balance as at September 30, 2010 was $80.3 million compared to $104.2 million as at March 31, 2010.  For the six months ended September 30, 2010, cash used in operations was $10.3 million with $6.9 million used for operating purposes and $3.4 million used for working capital, including $8.7 million associated with the timing of settlement of accounts payable mainly during the first quarter.  We also paid cash of $13.0 million (net of cash acquired) for our acquisitions of OMVL and the remaining 51% of Juniper and invested $4.3 million in WWI. CWI advanced Cummins $3.4 million and we issued shares in relation to the exercise of warrants originally issued to Industrial Technologies Canada and JF Mackie resulting in a $9.5 million cash inflow and shares upon the exercise of stock options resulting in an additional $2.8 million in cash.  We also repaid our demand installment loan of $3.2 million.  We were impacted by foreign exchange on Canadian dollar and Euro denominated cash and cash equivalents resulting in a $0.4 million negative impact on our cash position.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of our fiscal 2010 annual consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, property and equipment, intangible assets, revenue recognition, inventory, stock-based compensation, warranty and goodwill.  The application of these and other accounting policies are described in Note 2 of our fiscal 2010 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

During the three and six month period ended September 30, 2010, the Company also adopted the following new accounting policies as a result of the acquisition of OMVL and the engine development arrangement with VPT.

Revenue Recognition:
We earn service revenue from our development arrangement with VPT, to which we provide contract services related to developing natural gas engines or biogas engines for use in Volvo products.  Revenue for contract services is recognized using the milestone method where revenue is recognized upon completion of project milestones as defined between the Company and VPT.  We recognize consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. We consider amounts to be earned once confirmation of achieving the milestone has been obtained from VPT, fees are determinable and collectability is reasonably assured.  Costs incurred relating to this development arrangement are recorded as research and development expenses as incurred in the consolidated statement of operations.

Intangible assets:

We amortize intangible assets acquired if they are determined to have definite useful lives. Certain intangible assets, such as acquired technology, trade names and customer relationships are amortized on a straight-line basis or our best estimate of the pattern of economic benefits, over their estimated reasonable useful lives.

Goodwill:

We account for goodwill in accordance with applicable accounting standards. Those standards require that goodwill not be amortized but instead be tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that the assets might be impaired. This impairment test is performed annually at January 31.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The following changes have been recently issued and will be adopted in future.

BASIS OF PRESENTATION:

Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

We have determined that adopting accounting principles generally accepted in the United States (“U.S. GAAP”) at this time rather than IFRS would be less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements, and our systems are set-up to capture U.S. GAAP information.  Management expects to transition to U.S. GAAP beginning April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards and our intent will be to move to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the six month period ended September 30, 2010, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements; however, the Company recently acquired Juniper and OMVL, and we are currently evaluating the impact on our overall system of internal controls.

RESULTS FROM OPERATIONS

Product revenue for the three months ended September 30, 2010 increased 56.2% to $34.2 million from $21.9 million in the prior year period.  CWI product revenue increased from $21.2 million to $24.8 million on units shipped of 1,096 compared to 1,039 in the comparative period.  CWI also recorded kit revenue of $0.5 million and natural gas engine margin of $0.6 million compared to Nil and $0.7 million, respectively, in the quarter ended September 30, 2009, which is based on timing of shipments to India.  Westport HD product revenue for the three months ended September 30, 2010 was $1.0 million consisting of 19 systems delivered compared with $0.8 million and 14 systems delivered in the prior year period. Juniper product revenue was $8.4 million for the three months ended September 30, 2010. The Company commenced consolidating Juniper and OMVL effective July 2, 2010.

For the six months ended September 30, 2010 and 2009, product revenue was $53.1 million and $38.7 million, respectively, representing an increase of 37.2%.  CWI product revenue for the six months ended September 30, 2010 increased 17.7% to $43.3 million on sales of 1,820 units compared to $36.8 million and 1,647 units in the prior year period, which was primarily attributed to higher sales volume of ISL G engines in the Americas.  Westport HD revenues for the six months ended September 30, 2010 decreased 21.1% to $1.5 million on shipments of 25 HD systems compared to $1.9 million and 28 HD systems in the prior year period. Juniper revenues contributed $8.4 million for the six month period compared with none in the prior year period.

Product Revenue by Geographic Region
(as a percentage of revenue)

	Three months ended		Six months ended
	September 30		September 30
	2010	2009	2010	2009

Americas	65%	57%	64%	53%
Asia	14%	29%	12%	26%
Rest of the world	21%	14%	24%	21%

Parts revenue for the three months ended September 30, 2010 was $6.7 million compared to $7.1 million in the prior year period.  CWI parts revenue for the three months ended September 30, 2010 was $6.1 million compared with $6.4 million in the prior year period.  During the second quarter of the previous fiscal year, CWI and Cummins negotiated an expanded parts list to include reconditioned engine parts resulting in a one time revenue adjustment. CWI parts revenue is also a function of the number of engines in the field, their age and their reliability.  Westport HD parts revenue for the three months ended September 30, 2010 was $0.5 million compared with $0.7 million in the same period of the prior year.  The change was driven mainly by shipments of cryogenic tanks of BTIC Westport Inc. (“BWI”) to domestic customers in China.

Parts revenue for the six months ended September 30, 2010 was $13.3 million compared to $12.1 million in the prior year period, an increase or $1.2 million or 9.9%.  CWI parts revenue for the six months ended September 30, 2010 was $11.9 million compared with $11.2 million in prior year period. The number of engines in the field, their age and their reliability all impact upon parts revenue each period.  Westport HD parts revenue for the six months ended September 30, 2010 was $1.3 million compared with $0.9 million in the same period of the prior year.  The changes are driven mainly by more shipments of cryogenic tanks of BTIC Westport Inc. (“BWI”) to domestic customers in China and a higher volume of Westport HD service parts and after-market part sales.

Service revenue for the three and six months ended September 30, 2010 was $4.1 million. The Company signed an Engine Development Agreement (“the Agreement”) with VPT on July 8, 2010. The Agreement requires VPT to pay the Company a fixed amount over a three year period for performing engine development services. The Company achieved a milestone under the Agreement for the completion of certain proof of concept work.  As a result, we recorded revenue on achievement of this milestone.  There was no service fee revenue recorded in the comparative period as the Company did not have an agreement with VPT. All costs associated with VPT engine development are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

Cost of revenue for the three month period ended September 30, 2010 was $27.1 million compared with $21.7 million in the prior year period.  CWI cost of revenue was $18.0 million for the three month period ended September 30, 2010 compared with $20.7 million in the comparative period due primarily to higher sales volume offset by lower warranty accrual rates and favourable warranty provision adjustments in the current three month period compared with unfavourable adjustments in the prior year period.  Westport HD cost of revenue was $2.8 million for the three month period ended September 30, 2010 compared with $1.0 million the prior year period. The increase was due to a campaign accrual of $1.2 million associated with replacing certain key components of engines still under base warranty and an increase in units delivered during the period. Juniper cost of revenue was $6.3 million compared with Nil to the prior year period as the Company acquired OMVL and a controlling interest in Juniper commencing July 2, 2010.

For the six month period ended September 30, 2010 cost of revenue was $43.8 million compared with $37.9 million in prior year period.  CWI cost of revenue was $33.7 million for the six month period ended September 30, 2010 compared with $35.8 million for the comparative period due primarily to lower warranty accrual rates and favourable warranty provision adjustments in the current six month period compared with unfavourable adjustments in the prior year period.  Westport HD cost of revenue was $3.8 million for the six month period ended September 30, 2010 compared with $2.1 million for the comparative period. The increase was due to a campaign accrual of $1.2 million associated with a replacing certain key components of engines still under base warranty and higher cost of revenue on parts of $0.6 million related to higher sales volume. Juniper cost of revenue was $6.3 million compared with Nil to the prior year period as the Company acquired OMVL and a controlling interest in Juniper commencing July 2, 2010.

Gross margin increased $10.5 million to $17.8 million, or 40% of total revenue, for the three months ended September 30, 2010 compared to $7.3 million, or 25% of total revenue, in the prior year period.  CWI gross margin and gross margin percentage for the current fiscal quarter were $12.9 million and 42%, respectively, compared to $6.9 million and 25%, respectively, for the prior year period.  This improvement in gross margin percentage was attributed to a favourable warranty adjustment of $0.9 million in the current fiscal quarter driven by favourable ISL G engine claims experience compared with an unfavourable warranty adjustment of $0.4 million and campaign provision of $0.9 million recorded in the prior year period.  CWI parts gross margin percentage also increased from 23% in the comparative quarter to 39% in the current quarter as a result of parts sales mix, lower negotiated selling costs on parts and more favourable negotiated prices on certain components.

Westport HD gross margin (including product parts and service) and gross margin percentage for the three months ended September 30, 2010 were $2.8 million and 50%, respectively, compared to $0.4 million and 29%, respectively, in the prior year period.  Westport HD product margin was negative $1.4 million as a result of campaign expense of $1.2 million as well as certain materials variances on engine shipments.  This compares to a breakeven Westport HD product gross margin in the comparative quarter.  The Company recorded a gross margin of $4.1 million on service revenue associated with the Agreement with VPT as a result of achieving a milestone during the period since the costs related to the Agreement were recorded as research and development expenses. Westport HD also recorded parts margin of $0.1 million compared with $0.5 million in the prior period quarter mainly as a result of fewer tank shipments by BWI and lower after market parts sales.  Juniper recorded a gross margin and gross margin percentage of $2.1 million and 26%, respectively. Juniper’s gross margin may fluctuate based on the type, nature and mix of components or kits sold during the period.

Gross margin and gross margin percentage for the six month period ended September 30, 2010 were $26.6 million and 38%, which compares to $12.9 million and 25% for the six month period ended September 30, 2009. The changes in gross margin and gross margin percentage were driven by similar factors as for the three month period.

Research and development expenses, net of program funding, for the three months ended September 30, 2010 increased $1.9 million to $8.3 million compared with $6.4 million for the same period in the prior year. CWI’s net research and development expenses increased $0.4 million from $2.1 million to $2.5 million during the three months ended September 30, 2010.  The increase in CWI research and development expense related primarily to materials spending on new product development. Westport HD research and development expenses increased by $0.5 million in the three months ended September 30, 2010 as a result of the Company’s engine development agreement with VPT as well as a negative foreign exchange impact of $0.2 million as the majority of research and development expenses are incurred in Canadian dollars. This was offset by lower costs associated with certification efforts on Westport’s 2010 GX program as certification was achieved in early July of 2010.  Juniper research and development expenses were $1.0 million and related to product development activity.

On a year to date basis, research and development expenses increased $2.8 million, or 22.8%, to $15.1 million compared to $12.3 million in the prior year period. CWI research and development expenses increased $0.6 million primarily due to product development activity.  The increase in CWI research and development expense related primarily to materials spending on new product development and an increase in a technology royalty fee payable to Cummins because of higher quarterly revenue offset by an increase in government funding. Westport HD and other research and development expenses were $9.5 million compared with $8.3 million in prior year period primarily as a result of VPT-related expenses incurred in the current quarter of $1.3 million.

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Three months ended		Six months ended
	September 30		September 30
	2010	2009	2010	2009

Research and development expenses	$8,572	$6,607	$15,735	$12,612
Program funding	(231)	(161)	(647)	(351)
Research and development, net	$8,341	$6,446	$15,088	$12,261

General and administrative expenses for the three months ended September 30, 2010 and 2009 were $3.7 million and $2.5 million, respectively.  The $1.2 million increase related to higher stock based compensation expense of $0.2 million associated with the issuance of performance share units (“PSU”) as well as $0.7 million in expenses from Juniper, which include salaries and other corporate costs.  General and administrative expenses were also impacted by the relative strengthening of the Canadian dollar against the U.S. dollar resulting in $0.2 million in higher expenses in U.S. dollar terms.

For the six months ended September 30, 2010, general and administrative expenses increased $1.4 million from $4.8 million in the prior year period to $6.2 million in the current year primarily due to increases in stock based compensation of $0.2 million and as a result of changes in average foreign exchange rates impacting general and administrative expenses by $0.4 million. The remaining increase related to Juniper general and administrative expenses of $0.8 million.

Sales and marketing expenses for the three months ended September 30, 2010 were $4.7 million compared to $3.4 million in the prior year.  CWI sales and marketing expenses remained consistent period over period.  Westport HD related expenses increased by $0.9 million primarily because of increases in stock based compensation charges of $0.2 million, purchases of demonstration units of $0.4 million and increases in OEM related support costs and travel expenditures of $0.3 million.  Juniper sales and marketing expenses were $0.3 million during the three month period and related to OEM and market development initiatives.

For the six month period ended September 30, 2010, sales and marketing expenses increased by $1.7 million from $6.7 in the prior year period to $8.4 million.  CWI sales and marketing expenses decreased by $0.1 million primarily due to higher policy related expenditures incurred in the prior year period while Westport HD expenses increased $1.5 million due to costs associated with the demonstration program,  increased stock based compensation, OEM related support costs, policy expenses, travel costs and negative foreign exchange impacts.  Juniper expenses were $0.3 million for the six month period.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL.  For the three months ended September 30, 2010, we recognized a net foreign exchange loss of $0.2 million compared with a net foreign exchange gain of $0.1 million in the previous fiscal period.  For the six months ended September 30, 2010 we recognized a net foreign exchange gain of $0.4 million compared to a net foreign exchange gain of $0.3 in the comparative period.

Depreciation and amortization for the three and six months ended September 30, 2010 was $0.8 million and $1.3 million compared to $0.5 million and $0.9 million, respectively, for the same periods in the prior year.  The increases relate to depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

Income from investment accounted for by the equity method relates to our 35% interest in WWI and our previous 49% interest in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the three months ended September 30, 2010 we recorded $0.5 million of income from our interest in WWI. For the six month period ended September 30, 2010 we recorded income from WWI in the second quarter that was partially offset by losses from our interest in Juniper resulting in a net equity income of $0.3 million. For the three and six months ended September 30, 2009, we recorded losses of $0.3 million and $0.6 million, respectively, relating to our investment in Juniper.

Interest on long-term debt and amortization of discount expense for the three and six month periods ended September 30, 2010 was $0.8 million and $1.5 million, respectively, compared with $0.6 million and $1.2 million, respectively, in the three and six months ended September 30, 2009.  The expense for each of the periods included interest and accretion of the discount on the CDN$15.0 million debenture units issued on July 3, 2008 and bearing interest at 9% per annum. During the second quarter of the current fiscal year the Company also recorded $0.1 million of accretion expense relating to the long-term payable to the Sellers of OMVL.

Income tax expense in the three months ended September 30, 2010 was $3.4 million compared to $1.1 million in the same period in the three months ended September 30, 2009.  The current period amount included $3.2 million related to CWI and $0.2 million related to OMVL while in the comparative period, $1.2 million related primarily to CWI offset by $0.1 million of future tax recovery associated with the sale of portfolio investments.  For the six months ended September 30, 2010 and 2009, consolidated income tax expense was $5.2 million and $1.7 million, respectively, with the both the current and prior period amount relating primarily to CWI.

Joint venture partners’ share of net income from joint ventures reflects Cummins’ 50% share of CWI’s income for the period on an after tax basis.  It also includes Beijing Tianhai Industry Co., Ltd.’s (“BTIC”) 50% share of BWI’s net operating loss in the period.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at September 30, 2010, our cash, cash equivalents and short-term investment position was $80.3 million, down $23.9 million from $104.2 million at March 31, 2010.  Cash and cash equivalents consist of bank deposits, government treasury bills, and guaranteed investment certificates with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits, government treasury bills and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and the Canadian and United States governments.

For the six months ended September 30, 2010, our cash used in operations was $10.3 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $6.9 million.  Changes in non-cash working capital for the quarter resulted in a reduction of $3.4 million.  The $3.4 million change in working capital for the three months ended September 30, 2010 was impacted negatively by cash outflows from the settlement of accounts payable and accrued liabilities of $8.7 million relating mainly to tax installment payments in CWI and bonus payments in the first quarter of the current fiscal year. We also had decreases in our warranty liability of $0.9 million and increases in prepaid expenses of $0.4 million. This was offset by decreases in inventories of $0.5 million, decreases in accounts receivable of $3.3 million and increases in deferred revenue of $2.7 million.  Cash used in investing activities included net advances from CWI to Cummins of $3.4 million, cash paid in acquiring Juniper and OMVL of $13.0 million (net of cash acquired) and our investment in WWI of $4.3 million. Cash provided by financing activities included share issuances of $12.3 million in relation to warrant and stock option exercises offset by repayment of our demand instalment loan of $3.2 million.  Foreign exchange negatively impacted cash and cash equivalents by $0.4 million as a large portion of our cash balances are maintained in Canadian dollars and the Canadian dollar increased relative to the U.S. dollar, and to a lesser extent, a decreased relative to the Euro from the date we acquired OMVL.

Our plan is to use our current cash, cash equivalents, short-term investments, and our share of CWI profits to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

During the first quarter of fiscal 2011, we terminated our existing credit facility and entered into a new credit facility for maximum borrowings of $20.0 million Canadian dollars governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held at the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate.  Letters of credit drawn under this credit facility bear interest at 1% per annum.  The Company issued a letter of credit for $11.4 million Canadian dollars on July 2, 2010 ($10.7 million).

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, expected orders do not materialize or are delayed, or we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the three months ended September 30, 2010 and 2009, the weighted average number of shares used in calculating the loss per share was 39,668,516 and 32,355,879, respectively.  The Company also granted 406,649 performance share units (“PSUs”) during the period of which 62,856 Shares vested immediately upon issuance. Shares, share options and PSUs outstanding and exercisable as at the following dates are shown below:

	September 30, 2010		November 1, 2010
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	39,875,303		39,879,966
Share Options
- Outstanding	633,833	8.42	626,737	8.41
- Exercisable	430,929	6.96	423,521	6.96
Share Units
- Outstanding	1,462,225	N/A	1,459,250	N/A
- Exercisable	158,581	N/A	155,606	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The selected table provides summary financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10	30-Sep-10
Units shipped	824	676	622	1,053	1,202	1,044	730	1,115

(expressed in thousands of U.S. dollars except for per share amounts)
Product revenue	$21,097	$17,304	$16,801	$21,942	$28,556	$27,503	$18,870	$34,189
Parts revenue	$4,542	$3,729	$4,980	$7,099	$7,814	$6,957	$6,621	$6,663
Engineering Service Revenue		$-	$-	$-	$-	$-	$-	$4,052
Total revenue	$25,639	$21,033	$21,781	$29,041	$36,370	$34,460	$25,491	$44,904

Cost of sales	$20,387	$15,489	$16,206	$21,710	$22,079	$22,984	$16,738	$27,082
Gross margin	$5,252	$5,544	$5,575	$7,331	$14,291	$11,476	$8,753	$17,822
Gorss margin percentage	20%	26%	26%	25%	39%	33%	34%	40%

Net income (loss) for the period	$(7,352)	$(10,171)	$(7,871)	$(8,193)	$(6,891)	$(11,734)	$(8,086)	$(6,251)

Earnings (loss) per share:
Basic	$(0.23)	$(0.32)	$(0.25)	$(0.25)	$(0.20)	$(0.35)	$(0.21)	$(0.16)
Diluted	$(0.23)	$(0.32)	$(0.25)	$(0.25)	$(0.20)	$(0.35)	$(0.21)	$(0.16)

Company's 100% share of CWI net income	$220	$1,226	$1,172	$1,923	$5,570	$5,663	$3,034	$5,280

Joint Venture Partner's share of CWI net income	$110	$613	$586	$962	$2,783	$2,832	$1,517	$2,640

(1)	Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of investments, financing related transactions and foreign exchange gains and losses.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit sales, product and customer mix, and the timing of completion of engineering milestones and related government funding.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations and commitments have been disclosed in our annual MD&A dated May 27, 2010 and are substantially unchanged except that we settled our demand installment loan and our short-term debt agreement expired during the three month period ended June 30, 2010.  We also invested $4.3 million cash in WWI during the three months ended September 30, 2010.

On July 2, 2010 we also purchased 100% of OMVL and in conjunction with the transaction, we issued a letter of credit for $10.7 million in relation to our long-term payable to SIT Group which is to be paid on the third anniversary of the transaction closing date in the amount of $10.3 million.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 27, 2010 and are substantially unchanged.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2010 Annual Information Form.  The following additional risks have been updated during the current period.

We could be adversely affected by risks associated with acquisitions.

We may in the future seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Uncertainty regarding the expiration and potential extension of governmental natural gas incentives could negatively impact our business and the value of our Common Shares

Our business has benefited from the availability of governmental incentives, such as tax credits, to encourage the use of natural gas in trucks, buses and other vehicles. Certain existing incentives in the United States are set to expire on December 31, 2010.  Although bills have been introduced in the United States Congress to extend certain of these incentives and adopt new incentives to encourage the consumption of  natural gas produced in the United States (including the United States New Alternative Transportation to Give Americans Solutions Act, or, the NAT GAS Act (House of Representatives Bill 1835 and Senate bill 1408), the Promoting Natural Gas and Electric Vehicles Act of 2010 (S. 3815) and the Clean Energy Jobs and Oil Company Accountability Act (S.3663)), those bills have not become law.   If those bills are not passed prior to the end of the current Congressional term, they would have to be re-introduced during the term of the next Congress in January 2011. We cannot predict whether or when any of these bills will become law, and therefore whether any of the existing incentives will be renewed or new incentives enacted. While we believe that, even in the absence of governmental incentives, there are sufficient financial, environmental and other reasons for customers to buy our engines, continued uncertainty over whether such governmental incentives will be available in the United States could cause United States customers to delay making a decision on whether to purchase our engines, which in turn could negatively impact our business and the value of our Common Shares for so long as such uncertainty persists.

Some of our foreign subsidiaries do business in countries subject to Canadian and U.S. sanctions and embargoes, and the scope of those sanctions and embargoes may change at short notice to prohibit or interfere with that business.

From time to time, certain of our foreign subsidiaries or joint ventures sell our products to customers located in certain countries that are currently subject to sanctions and embargoes imposed by the Canadian and U.S. governments.  Although our current business in those countries is not prohibited by these sanctions and embargoes, geo-political developments can lead to rapid changes in government policy toward sanctioned countries and may result in the termination at short notice of some or all of our business in those countries.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

(expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	September 30		September 30
	2010	2009	2010	2009

Cash flow from operations
Net loss for the period	$(3,670)	$(7,247)	$(10,312)	$(14,596)
Items not involving cash:
Depreciation and amortization	804	473	1,264	918
Stock-based compensation expense	1,425	1,103	2,057	1,640
Future income tax recovery	(316)	(908)	(290)	(1,144)
Change in deferred lease inducements	(12)	(13)	(25)	(42)
(Income) loss from investment accounted for by the equity method	(455)	266	(300)	555
Accretion of long-term debt	496	314	889	590
Gain on disposition of long-term investments		(245)		(245)
Gain on settlement of short-term debt and other	-	-	(160)	-

Cash flows from operations before changes in non-cash operating working capital	$(1,728)	$(6,257)	$(6,877)	$(12,324)